THE DREYFUS FAMILY OF FUNDS
(Dreyfus Institutional Income Advantage Fund)

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.
The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto, as such Schedule may be revised from time to time (each, a “Fund”), which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:
1.           Class Designation:  Fund shares shall be divided into Institutional shares and Investor shares.
2.           Differences in Services:  The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Investor shares, pursuant to a Service Plan.
3.           Differences in Distribution Arrangements:  Each Class of shares shall be offered at net asset value to institutional investors, acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity.  Neither Class of shares shall be subject to any front-end or contingent deferred sales charges.
Investor shares shall be subject to an annual distribution and service fee pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act at the rate set forth in said Plan.
4.           Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Service Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; and (f) Board members’ fees incurred as a result of issues relating to a specific Class.

Dated:   April 29, 2010

SCHEDULE A

The Dreyfus/Laurel Funds Trust
--Dreyfus Institutional Income Advantage Fund